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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



05035540

RECEIVED
JAN 1 9 2005
MAIL PROCESSING SECTION
WASH. D.C.
202

SEC FILE NUMBER
8- 44230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Hathaway Hopper
d/b/a Hopper Securities - Vermont

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Laurel Hill Drive

(No. and Street)

South Burlington	VT	05403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise A. Myers, CPA   802-655-3801

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Myers Tax & Accounting Services, P.C.

(Name — if individual, state last, first, middle name)

293 Main Street	Winooski	VT	05404
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jackson H. Hopper_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Hopper Securities - Vermont_____, as of

_____December 31_____, ~~19x~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Owner - Sole Proprietor
_____
Title

_____
Notary Public

My Commission Expires 2/10/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Myers Tax & Accounting Services, P.C.

293 Main Street – Suite A
Winooski, Vermont 05404
Tel. (802) 655-3801
Fax (802) 655-3803

Denise A. Myers, CPA
Richard F. Lewonski, RPA, EA, ABA, ATA

Hopper Securities - Vermont
So. Burlington, VT

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Hopper Securities of Vermont (a proprietorship) as of December 31, 2004 and the related statement of income, proprietor's capital, and cash flows for the year then ended. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Hopper Securities of Vermont as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The company reflects investments at cost versus fair market value, which is a departure from generally accepted accounting principles. The effect of this departure has not been determined.

January 10, 2005

Myers Tax & Accounting Services, PC
License Number 92-0000606

HOPPER SECURITIES - VERMONT

FINANCIAL STATEMENTS

DECEMBER 31, 2004

HOPPER SECURITIES - VERMONT

BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:

Segregated Cash	$ 1,000
Cash	14,597
TOTAL CURRENT ASSETS	**$15,597**

PROPERTY AND EQUIPMENT:

Furniture and Equipment	$ 6,349
Less: Accumulated Depreciation	6,349
TOTAL PROPERTY AND EQUIPMENT	**$ -0-**

INVESTMENTS (At Cost)	**$73,890**
TOTAL ASSETS	**$89,487**

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$ 500
TOTAL LIABILITIES	**$ 500**
OWNER'S EQUITY (EXHIBIT D)	**$88,987**
TOTAL LIABILITIES AND OWNER'S EQUITY	**$89,487**

See Accompanying Notes and Auditor's Report

HOPPER SECURITIES - VERMONT

STATEMENT OF INCOME
FOR THE PERIOD ENDED
DECEMBER 31, 2004

INCOME:		
Commission Income	$	10,814
Mutual Fund Income		14,106
Other Income		3,600
TOTAL INCOME		**$ 28,520**
EXPENSES:		
Telephone	$	1,812
Office Supplies		3,755
Bank and Clearing Charges		183
Dues and Assessment		2,220
Commission Expense		2,588
Subscriptions		463
Professional Services		1,095
Health Insurance		4,542
TOTAL EXPENSES		**$ 16,658**
NET OPERATING INCOME		**$ 11,862**
OTHER INCOME (EXPENSES)		
Interest Expense		(500)
Dividend Income		2,199
TOTAL OTHER INCOME (EXPENSES)		**$ 1,699**
NET INCOME		**$ 13,561**

See Accompanying Notes and Auditor's Report

HOPPER SECURITIES - VERMONT

STATEMENT OF CASH FLOWS
PERIOD ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income < Loss >	$ 13,561
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	0
Increase (Decrease) Accounts Payable	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 13,561**
CASH FLOW FROM INVESTING ACTIVITIES Purchase of Investments	0
CASH FLOW FROM FINANCING ACTIVITIES Withdrawals by Owner	(2,000)
NET INCREASE (DECREASE) IN CASH	**$ 11,561**
CASH AT BEGINNING OF YEAR	**$ 4,036**
CASH AT END OF YEAR	**$ 15,597**

SUPPLEMENTAL DISCLOSURES

Interest Paid	$ 500

See Accompanying Notes and Auditor's Report

HOPPER SECURITIES - VERMONT

STATEMENT OF PROPRIETOR'S CAPITAL
DECEMBER 31, 2004

PROPRIETOR'S CAPITAL - DECEMBER 31, 2003	$ 77,426
NET INCOME (EXHIBIT B)	13,561
OWNER'S WITHDRAWALS	(2,000)
PROPRIETOR'S CAPITAL - DECEMBER 31, 2004	**$ 88,987**

HOPPER SECURITIES - VERMONT

STATEMENT OF COMPREHENSIVE INCOME
DECEMBER 31, 2004

NET INCOME - EXHIBIT B	**$ 13,561**
OTHER COMPREHENSIVE INCOME, NET OF TAX	
Unrealized Gains on Securities	
Unrealized Holding Gains Arising During the Period	251,280
TOTAL COMPREHENSIVE INCOME	**$ 264,841**

See Accompanying Notes and Auditor's Report

Myers Tax & Accounting Services, P.C.

293 Main Street – Suite A
Winooski, Vermont 05404
Tel. (802) 655-3801
Fax (802) 655-3803

Denise A. Myers, CPA
Richard F. Lewonski, RPA, EA, ABA, ATA

AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The information included in the accompanying exhibits F, G, G-1, H, letter of affirmation, material inadequacy and report on applying agreed upon procedures as of December 31, 2004 is presented as a requirement of this report. Such information has been subjected to Generally Accepted Auditing Standards as was applied in the audit of the basic financial statements. In our opinion, the supplementary information set forth in the selected financial path for the period ending December 31, 2004 is fairly stated in all material respects in relation to the financial statements from which it has been derived.

January 10, 2005

Myers Tax & Accounting Services, PC
License Number 92-0000606

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2004

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, Beginning of Period   -0-

Balance, End of Period   -0-

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Owner's Equity - Per Focus Report	$ 88,988
Additions	0
Deductions	0
Net Capital as Adjusted	**$ 88,988**

The calculation of unaudited Part II for Net Capital was found to be substantially correct.

January 10, 2005

MYERS TAX & ACCOUNTING SERVICES, PC
LICENSE NO. 92-0000606

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2004

NET CAPITAL COMPUTATION

Total Owner's Equity from Financial Statement	$ 88,988
Unrealized Gains from Investments	251,280
Net Capital Before Haircut	340,268
Less: Non Allowable Assets (Warrants)	7,200
Commitments	86,763
Net Capital	**$ 246,305**
Minimum Capital Required	$ 100,000
Excess Net Capital	146,305
Less: 10% of Aggregate Indebtedness of $1000	100
Excess Net Capital	**$ 246,205**

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

Exemption Provisions From Rule 15c3-3
28. B.(K)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained

HOPPER SECURITIES - VERMONT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF ACCOUNTING

Hopper Securities - Vermont, a proprietorship is engaged in the securities broker business. The business operation receives and purchases securities per customer's request and operates primarily in the Chittenden County area of Vermont. The company's financial statements are presented in accordance with generally accepted accounting principles.

B. SEGREGATED CASH

A special account for specific customer funds received on the sale and purchase of security investments for the customer.

C. ACCOUNTS RECEIVABLE

The accounts receivable are stated at net realizable value. Owner believes no allowance for bad debts is necessary as of December 31, 2004.

D. PROPERTY AND EQUIPMENT

Property and equipment are reflected at cost and depreciated on the straight-line method.

E. INVESTMENTS

The owner classifies its marketable equity securities as investment. Realized gains and losses are included in earnings based on the period the specific identifiable stock is sold. Unrealized gains or losses are reported in other comprehensive income. The owner must maintain a minimum capital in the form of cash and marketable securities. The investments are reflected at cost on the balance sheet versus fair market value, which is a departure from Generally Accepted Accounting Principles.

The investments are as follows:

	Shares	Cost	Unrealized Gain (Loss)	Fair Value
International Business Machines Inc.	3,142	$ 62,565.58	$247,172.78	$309,738.36
NASDAQ Warrants	300	3,300.00	(3,300.00)	-0-
NASDAQ Common Stock	300	3,900.00	(3,900.00)	-0-
Oracle Corporation	600	4,124.85	4,107.15	8,232.00
TOTAL		**$73,890.43**	**$244,079.93**	**$317,970.36**

F.   INCOME TAXES

Income from the proprietorship is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual federal and state income tax returns. The proprietorship is not a tax paying entity for purposes of federal and state income taxes, and thus no income taxes have been recorded in the statements.

G.   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the owner to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

I do affirm that there are no assets, liabilities, and accountabilities, contingent or otherwise, which apply to this business that are not recorded on our business books at December 31, 2004.

January 10, 2005

Hopper Securities - Vermont

HOPPER SECURITIES - VERMONT

There has been no material inadequacy found to exist or found to have existed since the date of the previous audit, December 31, 2003.

January 10, 2005

MYERS TAX & ACCOUNTING SERVICES PC
VT LICENSE NO. 92-0000606